CERTIFICATE OF AMENDMENT OF THE
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
AEYE, INC.

AEye, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Second Amended and Restated Certificate of Incorporation filed with the Secretary of State on August 16, 2021 (the “Second Amended and Restated Certificate of Incorporation”).

2.The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3.That Section 4.1 of the Second Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“Section 4.1    Authorized Capital Stock. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 601,000,000 shares, consisting of (a) 600,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).”

4.That Section 8.1 of the Second Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“Section 8.1    Limitation of Director Liability. A director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless a director or officer, as applicable, violated his or her duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from its actions as a director or officer, as applicable. If the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of directors or officers, then the liability of directors or officers of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Notwithstanding any such amendment to the DGCL, the liability of an officer or a director in any action by or in the right of the Corporation shall not be eliminated or limited by this Section 8.1. Any amendment, modification, or repeal of the foregoing sentence shall not adversely affect any right or protection of a director or officer, as applicable, of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification, or repeal.”

5.All other provisions of the Second Amended and Restated Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer this 9th day of May, 2023.

By: /s/ Andrew S. Hughes
Name: Andrew S. Hughes
Title: Senior Vice President,
General Counsel & Corporate Secretary